Filer: Ultrapar Participações S.A.
Issuer: Ultrapar Participações S.A.
Subject of the offer: Refinaria de Petróleo Ipiranga S.A.,
Distribuidora de Produtos de Petróleo Ipiranga S.A. and
Companhia Brasileira de Petróleo Ipiranga
Commission File Number: 333-146406

REFINARIA DE PETRÓLEO IPIRANGA S.A.
NIRE 43300002837 - CNPJ/MF 94.845.674/0001-30
Publicly Traded Company

Extraordinary Shareholders Meeting
Held on December 18, 2007

1.           Date, time and Location. Held, after the first convening, on December 18, 2007 at 9 a.m. at the company headquarters of Refinaria de Petróleo Ipiranga S.A. (“RPI”), located at Rua Engenheiro Heitor Amaro Barcellos, 551, in the city of Rio Grande, in the state of Rio Grande do Sul.

2.           Convening. Convening notices were published in the newspapers: “Jornal Agora de Rio Grande” in the editions of November 14, 16 and 19, 2007;  “O Estado de São Paulo” in the editions of November 14, 15 and 16, 2007; “Valor Econômico” in the editions of November 14, 16 and 19, 2007; “Jornal Zero Hora” in the editions of November 14, 15 and 16, 2007, and the “Diário Oficial do Estado do Rio Grande do Sul” in the editions of November 14, 16 and 19, 2007.

3.           Presence. Shareholders representing more than 2/3 of the common shares of RPI, in accordance with the signatures appearing in the Register of Shareholders Present, thus constituting a legal quorum for the approval of the matters cited as the order of the day. Present were also the directors of RPI, Mrs. Elizabeth Surreaux Ribeiro Tellechea and Mr. Sérgio Roberto Weyne Ferreira da Costa, and representatives of KPMG Independent Auditors (“KPMG”), Deutsche Bank Securities Inc. (“Deutsche Bank”), the Banco de Investimentos Credit Suisse (Brasil) S.A. (“Credit Suisse”) and Apsis Consultoria Empresarial S/C Ltda. (“Apsis”), Mrs. Fernando Richieri, Ian Reid, Marco Gonçalves and Luiz Paulo Silveira, respectively. Present also were fiscal council member Sr. Roberto Kutschat Neto and fiscal council member Sr. Ricardo Magalhães.

4.           Presiding. Luiz Antônio Sampaio Campos - Chairman; Rafael Padilha Calábria -Secretary.

5.           Matters discussed and deliberated. The Chairman announced that the objective of the Extraordinary Shareholders Meeting was to deliberate on the proposal to exchange the shares issued by RPI by Ultrapar Participações S.A. (“ULTRAPAR”), a publicly traded company, whose bylaws are duly filed with the commercial registry of the state of São Paulo - JUCESP under NIRE 35.300.109.724, inscribed under CNPJ/MF Nº 33.256.439/0001-39, whose headquarters are located at Avenida Brigadeiro Luiz Antonio, 1343, 9th floor, in the city of São Paulo, in the state of São Paulo, to become a wholly-owned subsidiary of ULTRAPAR. The holders of ordinary shares, observing the abstentions cited below, decided as follows:

5.1.           To draw up the minutes of this meeting in the form of a summary of the deliberations, publishing with the omission of the shareholders present, in accordance with Article 130 and its paragraphs, of Law 6.404/76, by which the declarations of vote, protest or dissent will be counted, received and authenticated by the chairman of the meeting, and filed at company headquarters.

5.2.           To approve the terms and conditions of the “Protocol and justification for the exchange of the shares issued by Refinaria de Petróleo Ipiranga S.A. by Ultrapar Participações S.A.” signed by the management of RPI and ULTRAPAR on November 9, 2007, which envisages the replacement of 1 (one) ordinary or preferred share issued by RPI for 0.79850 preferred share issued by ULTRAPAR, (Document 1) (“Protocol and Justification ”) and all its annexes, with ratification and approval of the hiring of the various valuation companies responsible for the drawing up of the valuation reports annexed to the Protocol and Justification document, with the consequent approval of the exchange of the shares for ULTRAPAR shares, under the terms of the Protocol and Justification document.

5.3.           To approve the proposal to alter Article 1 of RPI's bylaws, the following sentence be written into the bylaws: “Article 1, The Company, called REFINARIA DE PETRÓLEO IPIRANGA S.A., is a limited company, being a wholly-owned subsidiary of Ultrapar Participações S.A., and governed by the legislation governing limited companies, the applicable legislation and by these bylaws.”

5.4.           To authorise the directors of RPI to carry out all the acts necessary to formalise the exchange of the company's shares with the relevant public bodies and third-parties in general, including, under the terms set out in Article 252, §2º of Law Nº 6.404/76, subscription to the capital increase of ULTRAPAR.

6.           Quorum, abstentions, voting declarations and protests received. All the decisions were taken by unanimous vote, having received statements from the shareholders: Dynamo Brasil I LLC, Dynamo Brasil II LLC and Dynamo Brasil III LLC, with a protest being registered by fiscal council member, Sr. Ricardo Magalhães, which refers back to his vote made at the company's Fiscal Council Meeting.

7.           Closing. There being no further business to discuss, the minutes of this meeting were transcript, and after being read and approved, were signed by the shareholders representing the quorum needed for the approval of the decisions reached at this meeting.

This is a true and faithful copy of the original recorded in the minutes book.

Rio Grande, December 18, 2007

Luiz Antônio Sampaio Campos	Rafael Padilha Calábria
Chairman	Secretary

This document relates to a proposed transaction involving Ultrapar Participações S.A. (“Ultrapar”), Refinaria de Petróleo Ipiranga S.A. (“RPI”), Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”) and Companhia Brasileira de Petróleo Ipiranga (“CBPI” and together with RPI and DPPI, the “Target Companies”). In connection with the proposed transaction, Ultrapar has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 (File no. 333-146406) (the “Registration Statement”) to register Ultrapar preferred shares to be issued in the proposed transaction and that includes a prospectus of Ultrapar. Ultrapar has also filed, and intends to continue to file, additional relevant materials with the SEC. The Registration Statement and the related prospectus contain important information about Ultrapar, the Target Companies, the proposed transaction and related matters.  Investors will be able to obtain copies of the offering document and other documents from the SEC's Public Reference Room at 100 F Street N.E., Washington D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The documents may also be obtained from the website maintained by the SEC at http://www.sec.gov, which contains reports and other information regarding registrants that file electronically with the SEC. Ultrapar has also filed certain documents with the Comissão de Valores Mobiliários, the Brazilian securities commission, which are available on the CVM’s website at http://www.cvm.gov.br. In addition, documents (including any exhibits) filed with the SEC or CVM by Ultrapar will be available free of charge from the Investor Relations office of Ultrapar Participações S.A., located at Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910, tel: 011-55-11-3177-6695. SHAREHOLDERS OF THE TARGET COMPANIES ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.